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04024901

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lake Shore Gold Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34769 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/7/04

82-34769



ARIS
12-31-03

RECEIVED
2004 MAY -6 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LAKE SHORE GOLD CORP.

TO OUR SHAREHOLDERS

In 2003, Lake Shore Gold Corp. moved forward aggressively, building on the sound foundations established in 2002, the Company's inaugural year. A strong property position was established in the Abitibi Gold Belt through ground staking and joint venture projects. This dual approach has allowed the Company to develop both advanced stage projects with known resources and to pursue early stage exploration targets.

Lake Shore has experienced considerable growth in the past year. Through its early acquisition of the Timmins Gold Property, the Company has quickly established itself as an aggressive junior exploration company holding an interest in a defined high-grade resource. This asset was immediately augmented by the acquisition (100%) of the Bazooka Gold Property. Built upon these two premier projects is a sizeable property portfolio consisting of several significant gold and base metal prospects. These substantial accomplishments, coupled with our proprietary Abitibi database and our solid option/joint venture partnerships, will ensure a favourable year of growth in 2004.

2003

ACHIEVEMENTS

- Lakeshore entered into an agreement with Holmer Gold Mines Limited to acquire a 50% interest in the Timmins Gold Property, a high-grade gold deposit located within the Timmins Gold Camp, the second largest gold mining camp in North America. Drill results in 2003 returned spectacular gold intersections over wide widths. The Ultramafic and Footwall zones are expanding significantly in the western part of the deposit, yielding exceptionally wide mineralized zones. Drilling outlined 27 new intersections that meet the minimum grade/width criteria for inclusion in the resource as calculated by Watts, Griffis, McOuat Limited in 2002.

- In November, the Company reached an agreement with Band-Ore Resources Ltd. to option Band-Ore's Thunder Creek Property. The new property lies contiguous to the Timmins Gold Property, and was a necessary acquisition in order to continue exploration activities further west of the Timmins Gold Property. The Property hosts a large ultramafic intrusive body similar to the main ore host on the adjoining Timmins Gold Property with significant gold mineralization reported from historic drilling.

- A 100% interest in the Bazooka Gold Property was acquired in 2003. The Property covers 1.8 kilometres of the main Cadillac-Larder Lake Break in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Québec, and located immediately to the west of the Augmitto deposit of Yorbeau Resources Inc. A first phase drill program was initiated late in 2003 and continues into 2004. Previous drill results indicated significant gold grades as well as several intersections of visible gold.

- Lake Shore expanded its exploration strategy for gold and base metal targets in the Abitibi Greenstone Belt of Québec and Ontario by staking 17 properties in Québec. First phase exploration activities were carried out on select properties for both gold and base metal targets.

- The Company continued to develop its Abitibi database through the ongoing merging of its previously acquired Inco Limited database of proprietary airborne magnetic, electromagnetic, geological and drillhole data (generated over more than five decades of exploration) with both the Ontario and Québec governments' comprehensive geological databases. This proprietary database will provide the catalyst for future property acquisitions.

- Later in the year an option agreement was signed with Canadian Royalties Inc. to earn 50% of their Highway Gold Project.

- Exploration activities on the Noranda North VMS Property confirmed the presence of widespread felsic volcanic rocks, alteration, airborne conductors and base metal showings. The Property is located about 40 kilometres north of Rouyn-Noranda, Québec.

- Activities on our northwestern Ontario projects were focused on the Rowlandson Lake Property and included IP surveys and a 4-hole diamond drill program. Gold mineralization occurs within splay shear zones associated with a major structure in a similar setting to those that occur along the Destor-Porcupine and Kirkland-Larder breaks within the gold camps of the Abitibi Subprovince in Ontario and Québec.

2004 DIRECTIONS

Exploration drilling will continue to delineate the resource base at our Timmins Gold Project. A new resource estimate will be commissioned in 2004 in order to complete the obligations required to vest in the underlying agreement with Holmer Gold Mines Limited.

Continue our drill program on the Bazooka Gold Property to find and define new mineralized zones and to increase the extent of those currently being drilled.

Expand exploration activities on the Noranda North VMS Project in preparation for a summer drill program.

Advance work on the Aurora GIS Database Agreement leading towards the identification and acquisition of new gold and base metal prospects.

Develop our previously staked gold and base metal properties in Québec through aggressive summer field exploration programs.

Advance our 100% owned gold and base metal properties located in northwestern Ontario through option agreements with partners.

Form joint venture partnerships to explore new areas of the Abibiti and Belleterre greenstone belts.

Lake Shore will continue to expand its exploration property portfolio in 2004. With a strong treasury, good projects and joint venture partners, we are confident that the coming year will see solid increases in shareholder value.

I thank the Board, our shareholders and our joint venture partners for their continued support though 2003. I would also like to thank our employees for their dedicated efforts in building the asset value in Lake Shore.

DANIEL G. INNES
President and Chief Executive Officer

March 19, 2004

IN THE CANADIAN SHIELD



Our primary asset is the **Timmins Gold Property**. In May 2003, the Company entered into an agreement with Holmer Gold Mines Limited to acquire an interest in the Timmins Gold Property. Under the terms of the Agreement, Lake Shore can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 Lake Shore common shares over a three year period, and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

The Timmins Gold Property, located 18 kilometres west of the city of Timmins, Ontario, has a defined high-grade gold resource and is situated north of the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, the largest gold mining camp in North America. The Timmins Camp has produced more than 70 million ounces of gold since its discovery in the early 1900's.

In 2002, Watts, Griffis, McOuat Limited (WGM), retained by Holmer Gold Mines Limited, calculated an indicated mineral resource (NI 43-101 compliant) of 422,000 tonnes at an uncut grade of 17.78 grams per tonne gold (422,000 tonnes grading 13.68 grams per tonne gold cut to 50 grams


Daine North and South
CHIBOUGAMAU
Laura East and West
Le Ribourde
Brogniart
Lac Des Vents
Drouet
Le Tardif
Nelligan
Copatina
Cameron East
Mazarin East and West
Authier
Ligneris
Highway
Macamic
Noranda North
Timmins Gold
TIMMINS
Thunder Creek
ROUYN-NORANDA
Bazooka
Lake Shore Property
Greenstone Belt
Inco Airborne Survey Area
0 40 80 120 160 200
Kilometres

AEM ABITIBI PROPERTY MAP

per tonne gold). The calculated inferred resource (also cut to 50 grams per tonne gold) was 271,000 tonnes grading 9.1 grams per tonne gold. These resource tonnage calculations were prepared by WGM using a 6 gram per tonne gold cutoff.

Gold mineralization on the Timmins Property is typical of deposits in the Timmins Camp, where high-grade mineralized quartz veins and disseminated sulphide zones occur within and adjacent to shear zones as steeply dipping ore shoots. Known gold mineralization on the Timmins Property occurs within a 150 to 200 metre wide, highly altered deformation zone. Within this zone the mineralization plunges 65° to the northwest as continuous shoots from surface and remains open beyond the deepest intercept at 850 metres below surface. The Main Zone and the Hanging Wall zones (V1, V2 and V3) are quartz tourmaline veins and stockworks. Strong albite alteration hosting disseminated pyrite characterizes the Footwall Zone, while the Ultramafic Zone consists both of quartz tourmaline veins and strong disseminated sulphide mineralization marginal to the veins. Quartz tourmaline zones are hosted along a highly sheared and altered mafic volcanic-sedimentary rock contact, while the Footwall Zone is hosted by sheared and albitized volcanic rocks, and the Ultramafic Zone by a complex multiphase ultramafic intrusive located in a tight fold nose.

Recent drilling confirmed the continuity and gold grade of the Main Zone, Hanging Wall Veins 1, 2 and 3 and in the Footwall Zone from surface to a depth of 350 metres. In the Hanging Wall Zone, 25 metre spaced drilling between surface and 350 metres depth has defined an indicated resource of 183,100 tonnes grading 27.5 grams per tonne gold uncut, or 183,100 tonnes grading 18.25 grams per tonne gold with assays cut to 50 grams per tonne gold. The Main Zone is a wide zone of quartz tourmaline stockwork that locally carries interesting gold grades over wide widths and hosts an additional 89,000 tonnes grading 12.01 grams per tonne gold (cut). Both the near surface Main Zone and Hanging Wall zones have been drilled off and will be evaluated as potential open pit resources.

The Footwall and Ultramafic zones have the greatest grade times width values and currently account for 35% of the total tonnage in the indicated resource and 93% of the inferred resource. These two zones are under explored from 150 metres depth and remain open down plunge to the west.

A drill program was initiated in July 2003 to expand the known indicated resource. The program will provide infill blocks at 25 metre centres in the Hanging Wall, Footwall and Ultramafic zones. Over 21,000 metres of drilling was completed in 2003, including 16,000 metres of resource expansion drilling, 2,500 metres of


7800 N
7900 N
8000 N
8100 N
600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
Surface at approx 1000m elev
HG97-34
38.3 gpt
1.5m
TG03-04a
TG03-04b
HG97-27
6.5 gpt
1.5m
ULTRAMAFIC ZONE
Includes
22.4 gpt Au/2.9m
and 10.0 gpt Au/6.7m
7.5 gpt
20.4m
12.1 gpt
4.9m
6.3 gpt
1.3m
HG97-30
7.7 gpt
30.2m
7.3 gpt
1.2m
Includes
11.6 gpt Au/11.3m
and 10.7 gpt Au/8.8m
FOOTWALL ZONE
6.0 gpt
1.3m
7.4 gpt
5.2m
6.1 gpt
4.0m
TG03-04
HG97-41
12.6 gpt
3.8m
8.8 gpt
2.4m
8.2 gpt
1.6m
7.1 gpt
1.1m
TG97-50a
HG97-45
LOWER
UM ZONE
5.1 gpt
13.7m
TG03-03
TG97-50b

TIMMINS GOLD PROPERTY
SOUTH NORTH PROJECTION

SECTION 4710 E
SECTION WIDTH: 25 METRES

Au grade in gpt/length in metres
Mineralized zone
Ultramafic intrusive
All assays cut to 50 gpt Au

shallow open pit delineation drilling and 2,500 metres of exploration drilling. This work has identified 27 new intercepts with greater than 6 grams per tonne gold over greater than 1.2 metres. Drilling in the western part of the deposit, between 500 and 800 metres depth, has indicated that the Footwall and Ultramafic zones develop into a thick panel of mineralization with over 200 metres of dip extent. Fifteen new intersections in this part of the resource average 10 grams per tonne gold over 9.3 metres core length, thus demonstrating that this mineralized zone exhibits much greater widths and better continuity than the shallower, known resource. The 2,500 metre open pit delineation program was successful in outlining significant widths of low-grade, near surface mineralization in the Main Zone. An open pit resource calculation has been commissioned and is in progress. New reserve/resource calculations have been initiated and are expected to be completed by the second quarter of 2004.

In November 2003, Lake Shore reached an agreement with Band-Ore Resources Ltd. to option Band-Ore's **Thunder Creek Property**. The 54 claim unit package is contiguous to the Timmins Gold Property and its acquisition will allow Lake Shore to test for gold mineralization in an ultramafic intrusive very similar to the main mineralized host in the Ultramafic Zone described above. Lake Shore can earn a 60% interest in the Property by making cash payments totaling $370,000 and completing exploration expenditures of $1,705,000 over five years and by issuing 100,000 shares of the Company over four years.


7800 N
7900 N
8000 N
8100 N
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
Surface at approx 1000m elev
Includes
17.5 gpt Au/9.5m
11.8 gpt
15.5m
7.2 gpt
1.6m
Includes
8.7 gpt Au/5.5m
and 13.2 gpt Au/4.1m
6.9 gpt
21.5m
6.0 gpt
3.4m
7.0 gpt
21.8m
7.7 gpt
1.0m
Includes
19.1 gpt Au/7.8m
TG03-35b
6.1 gpt
14.0m
6.2 gpt
6.6 gpt
1.6m
1.8m
6.8 gpt
6.5 gpt
1.4m
3.0m
TG03-35a
12.0 gpt
2.6m
TG03-35
9.3 gpt
3.7m
6.7 gpt
4.3m
6.1 gpt
1.6m
9.0 gpt
5.7m
6.3 gpt
11.1m
HG97-56B
HG97-56
HG97-57

TIMMINS GOLD PROPERTY
SOUTH NORTH PROJECTION

SECTION 4650 E
SECTION WIDTH: 50 METRES



4700 E
4900 E
5000 E
5100 E
900 Elev
Surface at approx 1000m elev
800 Elev
700 Elev
600 Elev
500 Elev
400 Elev
300 Elev
DEPOSIT OPEN TO WEST
2004 DRILLING EXPANSION PROGRAM
DRILLING IN PROGRESS 2004
Diabase dyke
0-30 gram*metres
30-60 gram*metre
60-90 gram*metres
>90 gram*metres
2002 RESOURCE BLOCKS
2002 indicated resource block
2002 inferred resource block
2003 PROGRAM
2003 resource expansion drilling program
2004 Resource expansion drilling in progress/planned
Grade times width calculated across composite of all FW/UM mineralization > 0.1 gpt Au


Diabase dikes
Alkalic intrusive rocks
Felsic to intermediate intrusive rocks
Porphyry suite
1. Mafic and 2. Ultramafic intrusive rocks
Temiscamingue-type clastic metasedimetary rocks
Metasedimentary rocks
Felsic to intermediate metavolcanic rocks/ intrusions
Intermediate to felsic metavolcanic rocks/ intrusions
Mafic to intermediate metavolcanic rocks/ intrusions
Ultramafic to mafic metavolcanic rocks/ intrusions
Gold deposits
Destor-Porcupine Fault
5390000
Wetmore
Hoyle ? Falconbridge
Nighthawk
Augdome
Cincinnati
Buffalo Ankerite
Naybob (Kenilworth)
Faymar
Tommy Burns (Arcadia)
Thorne
5350000
460000

TIMMINS GOLD PROPERTY – REGIONAL GEOLOGY

In September 2003, Lake Shore acquired a 100% interest in the **Bazooka Property**, an advanced gold prospect consisting of 15 mining claims in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Québec. The Property covers 1.8 kilometres of the main Cadillac-Larder Lake Break located immediately to the west of the Augmitto deposit of Yorbeau Resources Inc.

Lake Shore initiated a drill program in October 2003 with the objective of better defining the main mineralized horizon (delineated during drilling in the 1940's and early 1980's) on 60 metre sections extending west from the Augmitto gold deposit to the shaft area along a strike of 250 metres. Over 3,900 metres of drilling was completed in February 2004 and results are pending.

In November 2003, Lake Shore reached an agreement with Canadian Royalties Inc. to earn a 50% interest in the **Highway Project**, consisting of 15 claims covering 896 hectares in Beatty Township, Ontario. The Property is underlain by sedimentary rock, porphyry and some mafic volcanic rocks along the north side of the Destor-Porcupine Fault, located 1.8 kilometres northeast of the Glimmer deposit of Apollo Gold Corporation (past production of 1.1 million tonnes at 6.03 grams per tonne gold) and 5 kilometres west of the Croesus deposit (past production of 5,300 tonnes at 95.5 grams per tonne gold). A number of geophysical targets and

metre drill program consisting of 12 drillholes was completed in January 2004. Results are pending.

In April 2003, Lake Shore acquired the base metal-gold **Noranda North Project**, located 40 kilometres north of Rouyn-Noranda, Québec, by staking 89 claims totaling approximately 3,700 hectares. Mapping, rock and soil sampling, and an airborne EM and magnetics survey were completed in 2003. This work has identified a belt of strongly altered rocks with associated strong EM conductors at the southern margin of the Property. Drilling is planned for 2004.

In 2002, Aurora Platinum Corp. and Lake Shore began developing an exploration strategy for gold and base metal targets in the Abitibi Greenstone Belt of Québec and Ontario. Central to this strategy was the acquisition from Inco Limited of proprietary airborne magnetic, electromagnetic, geological and drillhole data generated over more than five decades of exploration. The data covers an area of 164,000 square kilometres and includes 4,968 anomaly reports describing follow-up ground surveys (which may include gridding, mapping, geophysics and drilling) of airborne anomalies. The Inco data is of excellent quality and has resulted in the discovery of several significant deposits and mining camps in the past.

BAZOOKA PROPERTY

LOCATION MAP AND GENERAL GEOLOGY


Tagami
Peel Elder
Peel Elder
Eldridge
Beauchastel Copper
Powell-Rouyn
Donalda
Horne
Silidor
Wilco
Halliwell
Chadbourne
Railway
Rouyn-Noranda
Aldermac
Fault
Stadacona
Forbex-Cambior
Dovercliff
Wingate
Lac Pelletier (Zones C and D)
Wasamac 1
Dundar(North)
Fault
Astoria
Augmitto(South)
Granada
BAZOOKA PROPERTY
0
2
4
6
8
10
Kilometres

Proterozoic sediments
Metasedimentary rocks
Intrusives
Archean sediments
Felsic volcanic rocks and porphyry
Mafic and intermediate volcanic rocks
Gold deposit / significant gold mineralization
Cadillac Break

The initial phase of the **Abitibi Project** involved a comprehensive review of the voluminous geological literature on gold and base metal deposits in the Abitibi, and a compilation of regional geology, mineral deposits, airborne geophysics and drilling, as well as recent exploration work. This compilation effort has resulted in a database detailing over 5,000 mineral occurrences and including almost 70,000 diamond drillholes. Seventeen early stage properties were staked in Québec during 2003 and geological mapping, overburden sampling and soil surveys have been completed over select properties for both gold and base metal targets.

The **Rowlandson Lake Property** is one of the early targets identified by the AEM Project, and was targeted for drilling in 2003. The 2003 exploration program consisted of IP surveys and a 4-hole diamond drill program designed to evaluate the economic potential of shear-hosted gold mineralization on the Property. Gold occurs within higher order splay shears associated with a major trans-crustal structure, the Stull-Wunnummin Fault, in a similar setting to those that occur along the Destor-Porcupine and Kirkland-Larder breaks within the gold camps of the Abitibi Subprovince in Ontario and Québec.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2003 and 2002

Description of Business

Lake Shore Gold Corp. (the "Company" or "Lake Shore") is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral properties in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec, and trades on the TSX Venture Exchange under the symbol LSG.

In December 2002, the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13 million common shares and 550,000 share purchase warrants. This resulted in Aurora acquiring a 61% controlling interest in the Company. At December 31, 2003, Aurora held 42.9% of the Company's issued and outstanding share capital.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31, resulting in a "transition year" of six months ended December 31, 2002.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result of this and a short transition year, comparisons to the previous periods may not be meaningful.

Since 2002, Lake Shore has managed to acquire an impressive portfolio of properties. The following is a brief discussion of the Company's main properties.

Timmins Gold Property

The Timmins Gold Property is located north of the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. In June 2003, Lake Shore entered into an agreement with Holmer Gold Mines Limited granting Lake Shore the right to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

A drill program was initiated in July 2003 to expand the known indicated resource. Over 21,000 metres of drilling was completed including 16,000 metres of resource expansion drilling, 2,500 metres of shallow open pit delineation drilling and 2,500 metres of exploration drilling. This work has identified 27 new intercepts with greater than 6 grams per tonne gold over greater than 1.2 metres. Fifteen new intersections in the western part of the deposit (between 500 and 800 metres depth) average 10 grams per tonne gold over 9.3 metres core length, demonstrating that this mineralized zone displays much greater widths and better continuity than the shallower, known resource. The open pit delineation program was successful in outlining significant widths of low grade, near surface mineralization and, as a result, an open pit resource calculation has been commissioned. New reserve calculations have also been initiated and are expected to be completed by mid-2004.

As at December 31, 2003, Lake Shore had made cash payments of $50,000 and issued 50,000 common shares pursuant to the agreement and incurred $2.1 million in exploration expenditures, of which $1.2 million related to drilling. The Company expects to complete all vesting requirements by the end of the second quarter of 2004.

Bazooka Property

The Bazooka Gold Property is located in Beauchastel Township, a few kilometres southwest of Rouyn-Noranda, Québec. In September 2003 Lake Shore signed a purchase agreement with Fieldex Exploration Inc. to acquire a 100% interest in the Property by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and Lake Shore has the option to purchase one percentage point of the royalty for $1 million.

Previous drilling reported high-grade gold intersections and the mineralization remains open and untested in all directions. Prior to Lake Shore's acquisition, there had been no drilling work conducted on the Property since 1982.

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. Over 3,900 metres of drilling was completed in February 2004 and results are pending. It is anticipated that a second phase drilling program to define a resource on the Bazooka Property will be initiated in the spring of 2004.

Abitibi Project

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora acquired proprietary airborne and ground follow-up data owned by Inco, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario. Aurora and Lake Shore entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling a geographical information system database in exchange for which it will have the right to use the database. The Company's rights pursuant to this agreement are subject to Aurora's obligations as set out in the Inco agreement.

The initial phase of the Abitibi Project involved a comprehensive review of the entire area to help guide the selection of specific project areas and determine the exploration model for specific in Québec during 2003 and a total of $406,487 was spent on acquisition and exploration costs. Higher priority targets are expected to emerge from the database as this Project progresses. A secondary focus in 2004 will be to establish a number of joint ventures with the expanding property base.

Other Properties

The Company's Noranda North Property in the Rouyn-Noranda area of Québec was acquired for its VMS (Volcanogenic Massive Sulphide) potential, and reconnaissance field work together with airborne magnetic and electromagnetic surveys have identified a number of targets that need to be drill tested. The Company plans to joint venture this Property to share the risk of early stage exploration.

The Company also has a number of 100% owned gold properties located in northwestern Ontario and is currently offering these properties to potential joint venture partners.

General and Administrative

The Company recorded a net loss of $586,419 during the year ended December 31, 2003, which was an increase of $347,150 from the period ended December 31, 2002. Stock-based compensation expense, which is split between consulting/management fees and general exploration, accounted for more than half of the increase.

During the year ended December 31, 2003, consulting and management fees was comprised of $48,000 and $24,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora, respectively, pursuant to separate administrative services agreements, $110,231 in fees on account of consulting and management services provided by directors, officers and other consultants, and $131,850 in stock-based compensation expense resulting from stock options granted to non-employees during the year.

General exploration includes $117,800 in stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Legal costs were lower in 2003 due to the fact that the majority of business reorganization expenses were recorded during the six month period ended December 31, 2002. Investor relations and office expense increased, reflecting a full year of business activity.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at December 31, 2003 was $1,567,192 compared with $998,119 as at December 31, 2002.

The increase of approximately $569,000 in working capital from December 31, 2002 reflects proceeds from share issuances of $5.4 million partially offset by $4.2 million ($3.5 million on a cash basis) in resource property expenditures, purchase of shares in Holmer Gold Mines Limited of $300,000 and $337,000 in operating expenditures.

Resource properties increased by approximately $4.4 million, of which $180,250 relates to the value of shares issued by Lake Shore pursuant to resource property agreements with third parties. Approximately $2 million of the 2003 expenditures was incurred on the Timmins Gold Property.

During the year ended December 31, 2003, the Company completed three private placements for aggregate gross proceeds of $4,221,689 as follows:

- On January 30, 2003, the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit.

- On July 31, 2003, the Company issued by way of private placement 530,304 units at $0.66 per unit consisting of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

- On August 22, 2003, the Company completed a brokered private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

As at December 31, 2003, the Company had spent all of the flow through proceeds on CEE (Canadian Exploration Expenditures) in accordance with flow through tax rules.

As at December 31, 2003, there were 3,847,500 stock options and 3,539,020 warrants outstanding as detailed in note 5(c) and (e) of the Company's audited financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of its mineral properties.

Annual Financial Information

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. All dollar amounts are in Canadian dollars.

Periods ended	December 31 2003	December 31 2002	June 30 2001
Financial Results			
Interest and other income	57,462	3,679	18,464
Net loss	(586,419)	(239,269)	(142,208)
Loss per share*	(0.02)	(0.05)	(0.06)
Financial Position			
Working capital	1,567,192	998,119	247,551
Resource properties	5,149,411	763,482	–
Total assets	7,841,264	1,901,676	269,871
Share capital	9,688,020	4,096,249	2,419,930
Deficit	(3,583,082)	(2,591,663)	(2,352,394)
Number of common shares issued and outstanding	30,793,354	21,231,857	8,028,922

Quarterly Financial Information

2003 Fiscal Quarter ended	Dec 31	Sept 30	June 30	Mar 31
Interest and other income	20,652	14,085	11,928	10,797
Net loss	(111,873)	(247,667)	(140,335)	(86,544)
Loss per share*	(0.00)	(0.01)	(0.01)	(0.00)

2002 Fiscal Quarter ended	Dec 31	Sept 30	June 30	Mar 31
Interest and other income	3,679	–	152	99
Net (loss) earnings	(201,356)	(37,913)	(119,471)	7,705
(Loss) earnings per share*	(0.04)	(0.01)	(0.05)	0.00

*(Loss) earnings per share is calculated based on the weighted-average number of shares outstanding.

Contractual Obligations

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn a 50% interest in the Timmins, Thunder Creek and Highway properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2004	2005	2006	2007	2008
Cash payments	$ 100,000	$ 100,000	$ 150,000	$ 50,000	$ 100,000
Expenditures	465,000	220,000	2,030,000	440,000	550,000
	$ 565,000	$ 320,000	$ 2,180,000	$ 490,000	$ 650,000

Critical Accounting Policies and Estimates

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) The Company has been recording compensation expense arising from grants to consultants since January 1, 2002. Effective January 1, 2004, the Company will begin recording the expense for all employee stock-based compensation transactions. This will replace the current practice of disclosing the effect of such transactions on net loss and net loss per share on a pro forma basis.

iv) With respect to Asset Retirement Obligations, application of the new standard would have no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $102,947 (2002 – $9,950) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's President and CEO, and Thomas Beattie, a director. Amounts paid to Aurora under the terms of an administrative services agreement totaled $24,000 (2002 – nil). As at December 31, 2003, there was an amount of $22,909 (2002 – $80,295) due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $48,000 (2002 – nil) paid to Southwestern under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Event

On March 16, 2004, Lake Shore completed a private placement of 3.2 million units at a price of $1.25 per unit for gross proceeds of $4 million comprised of 2 million flow through and 1.2 million non-flow through units. Each flow through unit consists of one flow through common share and a half non-flow through common share purchase warrant. Each non-flow through unit consists of one common share and a half common share purchase warrant. Each whole share purchase warrant will allow the holder to purchase one common share at a price of $1.75 per share until March 15, 2005. Proceeds from the private placement will be used for ongoing exploration and development programs as well as for general working capital.

Additional Information

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

AUDITORS' REPORT

To the Shareholders of Lake Shore Gold Corp.

We have audited the balance sheets of Lake Shore Gold Corp. as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the year ended December 31, 2003 and the six month period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and the six month period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The results of operations and cash flows for the year ended June 30, 2002 were audited by another auditor who expressed an opinion without reservation on these statements in his report dated September 3, 2002.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 27, 2004
(except for note 9 for which the date is March 16, 2004)

BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 2,184,313	$ 1,126,096
Exploration advances and other receivables	207,540	12,098
	2,391,853	1,138,194
Investment (note 3)	300,000	–
Resource properties (note 4)	5,149,411	763,482
	$ 7,841,264	$ 1,901,676
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 801,752	$ 59,780
Due to affiliated company (note 6)	22,909	80,295
	824,661	140,075
Future income taxes (note 7)	405,000	–
	1,229,661	140,075
SHAREHOLDERS' EQUITY		
Share capital (note 5)	9,688,020	4,096,249
Contributed surplus	506,665	257,015
Deficit	(3,583,082)	(2,591,663)
	6,611,603	1,761,601
	$ 7,841,264	$ 1,901,676

See accompanying notes to the financial statements

Approved by the Board

Daniel G Innes

Thomas W Beattie

STATEMENTS OF LOSS AND DEFICIT

	For the year ended December 31, 2003	For the six month period ended December 31, 2002	For the year ended June 30, 2002
EXPENSES			
Consulting and management fees	$ 314,081	$ 83,864	$ 14,500
Write down of loan receivable	–	–	86,949
General exploration	141,989	25,300	–
Investor relations	87,737	26,342	11,151
Legal and accounting	38,272	100,436	44,563
Office expense	61,802	7,006	3,509
Loss before undernoted item	(643,881)	(242,948)	(160,672)
Interest and other income	57,462	3,679	18,464
Net loss for the period	(586,419)	(239,269)	(142,208)
Deficit at beginning of period	(2,591,663)	(2,352,394)	(2,210,186)
Provision for income taxes on flow through shares (note 7)	(405,000)	–	–
Deficit at end of period	$ (3,583,082)	$ (2,591,663)	$ (2,352,394)
Loss per share	$ (0.02)	$ (0.05)	$ (0.06)
Weighted-average number of shares outstanding	24,693,344	4,608,100	2,449,408

See accompanying notes to the financial statements

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2003	For the six month period ended December 31, 2002	For the year ended June 30, 2002
OPERATING ACTIVITIES			
Net loss for the period	$ (586,419)	$ (239,269)	$ (142,208)
Items not involving cash			
Write down of loan receivable	–	–	86,949
Stock-based compensation	249,650	77,000	–
	(336,769)	(162,269)	(55,259)
Change in non-cash operating working capital items			
(Increase) decrease in exploration advances and other receivables	(189,451)	(11,015)	253,793
(Decrease) increase in accounts payable and accrued charges	(59,946)	117,756	(110,478)
	(586,166)	(55,528)	88,056
INVESTING ACTIVITIES			
Purchase of investment	(300,000)	–	–
Resource property expenditures	(3,467,138)	(6,039)	–
	(3,767,138)	(6,039)	–
FINANCING ACTIVITY			
Shares issued	5,411,521	918,876	110,000
Increase in cash and cash equivalents during the period	1,058,217	857,309	198,056
Cash and cash equivalents at beginning of period	1,126,096	268,787	70,731
Cash and cash equivalents at end of period	$ 2,184,313	$ 1,126,096	$ 268,787
Cash and cash equivalents consist of:			
Cash	$ 189,320	$ 228,508	$ 268,787
Short-term investments	1,994,993	897,588	–
Cash and cash equivalents at end of period	$ 2,184,313	$ 1,126,096	$ 268,787

Supplemental Cash Flow Information (note 8)

See accompanying notes to the financial statements

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2003, the six months ended December 31, 2002 and the year ended June 30, 2002

1. Description of Business

Lake Shore Gold Corp. ("Lake Shore" or the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

On December 16, 2002, the Company completed an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") in consideration for issuing to Aurora an aggregate of 13 million common shares and 550,000 share purchase warrants. This resulted in Aurora acquiring a controlling interest of 61% of the Company. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange.

Subsequent to the reorganization, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company had a transition year of six months ended December 31, 2002.

At December 31, 2003, Aurora held 42.9% of the Company's issued and outstanding share capital.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The carrying value of these financial instruments approximates fair value.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made. Expenditures of a general reconnaissance nature are expensed to general exploration during the year.

d) Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

e) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

f) Stock Options

All stock-based awards made to non-employees are measured and recognized using a fair value based method. Awards that the Company has the ability to settle in stock are recorded as equity.

The Company uses the intrinsic value method for stock-based awards made to employees, officers and directors, whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

h) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive

3. Investment

In December 2003, the Company purchased 1 million shares of Holmer Gold Mines Limited at $0.30 per share. The market value of these shares at December 31, 2003 was $410,000.

4. Resource Properties

For the year ended December 31, 2003:

	AEM Ontario	Rowlandson/ Canopener	Timmins	Abitibi	Bazooka	Other[1]	Total
Balance, beginning of year	$ 722,718	$ 40,764	$ –	$ –	$ –	$ –	$ 763,482
Property acquisition, assessment and maintenance	–	–	85,562	–	125,180	222,802	433,544
Analytical	–	12,306	300,392	19,043	11,214	47,598	390,553
Geophysics	2,778	22,563	64,914	26,121	12,683	89,616	218,675
Geology	12,862	266,088	363,434	331,144	106,712	239,691	1,319,931
Drilling	–	91,630	1,240,052	–	352,733	244,877	1,929,292
Project administration	1,485	7,729	37,780	30,179	9,579	7,182	93,934
Balance, end of year	$ 739,843	$ 441,080	$ 2,092,134	$ 406,487	$ 618,101	$ 851,766	$ 5,149,411

[1]Includes: Highway ($358,633); Thunder Creek ($193,873); Miscellaneous ($299,260).

For the six month period ended December 31, 2002:

	AEM Ontario	Rowlandson/ Canopener	Total
Acquisition of mineral assets	$ 716,679	$ 40,764	$ 757,443
Geology	6,039	–	6,039
Balance, end of period	$ 722,718	$ 40,764	$ 763,482

AEM Ontario and Rowlandson/Canopener

AEM Ontario and Rowlandson/Canopener projects are comprised of the mineral assets acquired from Aurora in 2002 pursuant to the RTO transaction described in note 1. They are made up of a 100% interest in 72 mineral claims located in northern Ontario as well as certain proprietary geophysical, geological and structural information. The Company has exploration and development rights on the claims for all metals and minerals, except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals, and to acquire a 50% interest in the claims. There is also a 1.5% net smelter returns royalty held by a third party.

Timmins

In June 2003, Lake Shore entered into an agreement with Holmer Gold Mines Limited to earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold. As at December 31, 2003, the Company has made cash payments of $50,000 and issued 50,000 shares.

Abitibi

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Québec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest. Aurora and Lake Shore have entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database. As of December 31, 2003, the Company had spent $406,487 on this Project. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco.

Bazooka

In October 2003, Lake Shore purchased a 100% interest in the Bazooka Property from Fieldex Exploration Inc. by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and Lake Shore has the option to purchase one percentage point of the royalty for $1 million.

Thunder Creek

In November 2003, the Company signed an agreement with Band-Ore Resources Ltd. to acquire an option in the Thunder Creek Property in Timmins, Ontario. The Company can earn a 60% interest by making cash payments totaling $370,000, completing exploration expenditures of $1,705,000 over five years, and issuing 100,000 common shares over four years. As at December 31, 2003, the Company had paid $20,000 in cash, issued 25,000 common shares and incurred $122,623 in exploration expenditures.

Highway

In November 2003, the Company announced an agreement with Canadian Royalties Inc. to earn a 50% interest in the Highway Gold Property located in Beatty Township, Ontario. The Company must make a $20,000 cash payment, issue 100,000 common shares and additional shares worth $50,000, and spend $1.5 million over a three year period. As at December 31, 2003, the Company had paid $20,000 in cash, issued 50,000 common shares, and incurred exploration expenditures of $245,072.

5. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) During the year ended December 31, 2003 and the six months ended December 31, 2002, changes in issued share capital were as follows:

	December 31, 2003 Shares	Amount	December 31, 2002 Shares	Amount
Balance, beginning of period	21,231,857	$ 4,096,249	2,676,301	$ 2,419,930
Issued for cash				
Private placements	5,547,003	3,840,470	5,555,556	918,876
Exercise of warrants	3,619,494	1,481,951	–	–
Exercise of options	270,000	89,100	–	–
Issued in exchange for resource properties	125,000	180,250	–	–
Acquisition of mineral claims	–	–	13,000,000	757,443
Balance, end of period	30,793,354	$ 9,688,020	21,231,857	$ 4,096,249

On January 30, 2003, the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitled the holder to buy one non-flow through common share for $1.30 until January 29, 2004.

On July 31, 2003, the Company issued by way of a private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

On August 22, 2003, the Company completed a private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit for gross proceeds of $2,671,689. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

As part of the private placements completed in 2003, broker warrants totaling 501,680 were issued with prices ranging from $0.84 to $1.20.

In December 2002, the Company completed a private placement to raise gross proceeds of $1 million through the sale of 5,555,556 units at a price of $0.18 per unit. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share. All of these warrants were exercised during 2003. The agent received a cash commission of 7.5% For the year ended December 31, 2003, a total of $381,220 (2002 – $81,124) was charged to share issue costs.

c) Stock Options

As at December 31, 2003, the Company had 3,847,500 stock options outstanding of which 2,631,875 options were exercisable. Under the Company stock option plan all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	December 31, 2003 Number of options	Weighted-average exercise price	December 31, 2002 Number of options	Weighted-average exercise price
Outstanding at beginning of period	3,090,000	$ 0.24	–	$ –
Granted	1,045,000	$ 1.07	3,090,000	$ 0.24
Exercised/Cancelled	(287,500)	$ 0.32	–	$ –
Outstanding at end of period	3,847,500	$ 0.46	3,090,000	$ 0.24
Exercisable at end of period	2,631,875	$ 0.40	1,545,000	$ 0.24

There were no stock options outstanding or exercisable as at June 30, 2002.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2003.

Number of options outstanding	Number of options exercisable	Exercise price	Weighted-average remaining years of contractual life
2,832,500	2,124,375	$0.24	4.0
175,000	87,500	$0.73	4.3
760,000	380,000	$1.05	4.7
5,000	2,500	$1.89	4.9
75,000	37,500	$2.00	4.9
3,847,500	2,631,875		4.2

d) Stock-Based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $249,650 (2002 – $77,000) as stock-based compensation expense and included this amount in contributed surplus. Of the total expense, $131,850 (2002 – $51,700) was included in consulting and management fees and $117,800 (2002 – $25,300) in general exploration. These values were determined using the Black-Scholes option pricing model and assumptions similar to those detailed below.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after July 1, 2002, the Company's net loss for the period would have been increased to the pro forma amounts indicated below:

		For the year ended December 31, 2003	For the six months ended December 31, 2002
Net loss	As reported	$ 586,419	$ 239,269
	Pro forma	$ 1,069,069	$ 502,169
Loss per share	As reported	$ 0.02	$ 0.05
	Pro forma	$ 0.04	$ 0.11

A weighted-average grant-date fair value of $0.71 (2002 – $0.11) for each option grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2003: no dividends are to be paid; volatility of 66% (2002 – 43%); risk-free interest rate of 5% (2002 – 5%); and expected life of five years (2002 – five years).

e) As at December 31, 2003, there were 3,539,020 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
December 17, 2002	550,000	$0.24	December 13, 2004
January 30, 2003	437,500	$1.30	January 29, 2004
January 30, 2003	27,839	$1.20	January 29, 2004
July 31, 2003	265,152	$0.85 / $1.20	July 31, 2004 / 2005
August 21, 2003	1,876,849	$0.85 / $1.20	August 20, 2004 / 2005
August 21, 2003	381,680	$0.84	August 20, 2004

No carrying values have been assigned to the warrants.

In January 2004, 281,610 warrants that were to expire on January 29, 2004 were exercised for gross proceeds of $363,432.

6. Related Party Transactions

For the year ended December 31, 2003, fees amounting to $102,947 (December 31, 2002 – $9,950; June 30, 2002 – $7,250) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $24,000 (December 31, 2002 – nil; June 30, 2002 – nil). As at December 31, 2003, there was an amount of $22,909 (December 31, 2002 – $80,295; June 30, 2002 – nil) due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $48,000 (December 31, 2002 – nil; June 30, 2002 – nil) paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

7. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31, 2003	December 31, 2002
Canadian statutory federal income tax rate	38%	40%
Recovery of income taxes computed at statutory rates	$ 223,000	$ 90,000
Effect of provincial tax rates	15,000	6,000
Non-deductible expense	(101,000)	(31,000)
Valuation allowance	(136,000)	(65,000)

During the year, the Company closed two flow through private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at December 31, 2003 of $405,000. As the liability arises from a transaction in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax (liability) asset are as follows:

	December 31, 2003	December 31, 2002
Operating loss carry forwards	$ 224,000	$ 246,000
Tax value in excess of carrying value	–	416,000
	224,000	662,000
Less: Valuation allowance	–	(662,000)
	224,000	–
Carrying value of resource properties in excess of tax value	(629,000)	–
Net future income tax liability	$ (405,000)	$ –

At December 31, 2003, the Company had loss carry forwards of $747,000 available for tax purposes in Canada which expire between 2004 and 2011.

8. Supplemental Cash Flow Information

	For the year ended December 31, 2003	For the six month period ended December 31, 2002	For the year ended June 30, 2001
Issued 13,000,000 common shares to Aurora pursuant to the acquisition agreement	$ –	$ 757,443	$ –
Issued 125,000 common shares pursuant to the *Timmins*, Thunder Creek and Highway property agreements	$ 180,250	$ –	$ –
Interest received	$ 53,517	$ 2,740	$ 3,401

9. Subsequent Event

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consists of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. As well, 314,700 broker warrants were issued which entitles the holder to buy one common share for $1.25 until March 15, 2005.

CORPORATE INFORMATION

Directors and Officers

Daniel G Innes † ◊
President, CEO and Director

Parkash K Athwal
Chief Financial Officer

Susy H Horna
Corporate Secretary

Michael Byron
Vice President, Exploration

Thomas W Beattie
Director

Murray A Gordon * † ◊
Director

Anthony R Harvey *
Director

John G Paterson ◊
Director

Michael D Winn * †
Director

* Member of the Audit Committee
† Member of the Compensation Committee
◊ Member of the Environment and Safety Committee

Head Office

Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

Exploration Offices

1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
Telephone 705 525 0992
Fax 705 525 7701

401 Route 382
Laverlochère, Québec
Canada J0Z 2P0
Tel/Fax 819 765 2718

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

LSG – TSXV

Notice of Annual Meeting

The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Wednesday, June 3, 2004 at 3:00 pm

LAKE SHORE GOLD CORP.

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
[illegible]@lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE SIGNS AGREEMENT WITH FIELDEX
NORANDA NORTH PROJECT, QUÉBEC

April 12, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced that it has entered into an agreement with Fieldex Exploration Inc. for exploration of Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within the next two years, which must include 1,000 metres of drilling within the first year. The Agreement is subject to the approval of each party's Board of Directors. Lake Shore will be the operator of the Project, which covers 3,600 hectares.

The Noranda North Project consists of 89 claims (approximately 3,700 hectares) located about 40 kilometres north of Rouyn-Noranda, Québec. The area was staked in 2003 based on a review of potential targets for volcanogenic massive sulphide (VMS) base metal gold-silver deposits in the vicinity of Rouyn-Noranda. This assessment highlighted the area's highly prospective geology, and its lack of drilling along key stratigraphic horizons. About four kilometres west of the Noranda North Project lies the Lyndhurst Mine (VMS copper-silver). Discovered in the early 1950's, it produced 141,520 tonnes grading 1.93% copper and 12.72 grams per tonne gold (1956-1957).

During the 2003 field season Lake Shore Gold Corp. initiated a program of reconnaissance scale geological mapping, lithogeochemical sampling, and soil sampling. In October 2003 Geotech Ltd. was contracted to fly a helicopter-borne Time-Domain EM and magnetic survey over the entire property (a 40 square kilometre area) at 75 metre spaced north-south lines for a total of 585 line kilometres.

Results of this work have led to the identification of several VMS-style and gold targets. Target areas will be further advanced in the upcoming field season leading towards a fall 2004 drill program.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
www.lsgold.com / E-mail: info@lsgold.com

Dr. Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
www.lsgold.com / E-mail: info@lsgold.com

82-34769

LAKE SHORE GOLD CORP.

Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

RECEIVED
2004 MAY -6 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 3, 2004

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of Lake Shore Gold Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday June 3, 2004 at 3:00 p.m. for the following purposes, as more fully set forth in the Management Information Circular accompanying this Notice.

At the Meeting, shareholders will be asked to:

1. receive the Report to Shareholders, the Audited Financial Statements of the Company for the fiscal year ended December 31, 2003 and the Auditors' Report thereon;

2. fix the number of directors at six and elect directors for the ensuing year;

3. appoint auditors for the Company;

4. authorize by special resolution the Continuation of the Company into British Columbia and adoption of new Charter Documents; and

5. transact such other business as may properly come before the Meeting or any adjournment thereof.

The Report to Shareholders, Audited Financial Statements and Auditors' Report are included in the Company's Annual Report accompanying this Notice.

TAKE NOTICE that pursuant to the *Business Corporation Act* (Yukon Territory), holders of common shares of the Company may at or before the Meeting give the Company written notice of dissent with respect to the Continuation Resolution, and subject to compliance with Section 193 of the *Business Corporations Act* (Yukon Territory), require the Company to pay such holders the fair market value of the holders' shares in accordance with Section 193 of the *Business Corporations Act* (Yukon Territory). Further particulars of holders' rights of dissent are set out in the accompanying Information Circular.

The Directors have fixed the close of business on April 21, 2004 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon)*.

BY ORDER OF THE BOARD OF DIRECTORS

Susy H. Horna

April 23, 2004
Vancouver, British Columbia

Susy H. Horna
Corporate Secretary

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the commencement of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 21, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Lake Shore Gold Corp. (the "Company") for use at the Annual General and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder of outstanding common shares of the Company having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS OR HER NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his or her attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA: 1-866-249-7775 – OUTSIDE NORTH AMERICA: (416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING BEFORE THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many beneficial holders of shares of the Company. Beneficial shareholders who do not hold their shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically prepare another form of proxy or apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and ask Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a

Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his or her attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting before the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value and is authorized to issue an unlimited number of common shares. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 34,467,464 common shares issued and outstanding. Only those shareholders of record on April 21, 2004 will be entitled to vote at the Meeting or any adjournment thereof. Unless stated otherwise, all matters presented to the Meeting required approval by a simple majority of the votes cast at the Meeting.

To the knowledge of the directors and officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Aurora Platinum Corp. (1)	13,300,000 (1)	38.58%

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on the TSX Venture Exchange.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his or her successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. As required by governing legislation, advance notice of the Meeting was published in the Whitehorse Star, Toronto Star and Vancouver Province newspapers.

Shareholder approval will be sought to fix the number of directors of the Company at six, which must be approved by a simple majority of votes cast at the Meeting.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, except for Michael D. Winn who is ordinarily resident in the United States of America, has been furnished by each of them:

Name	Position Held	Present Principal Occupation (1)	Director Since	Shares Owned (2)
ANTHONY R. HARVEY (3) West Vancouver, B.C.	Director & Chairman of the Board	Director of the Company; Director of Rhodes Resources Corp. (public mineral exploration company); President of ARH Management Limited (private management and mining consulting company); President, Chairman then Vice Chairman of Azco Mining Inc. 1989 to 2000.	2000	308,000
DANIEL G. INNES (4) (5) West Vancouver, B.C.	President, CEO & Director	Director, President of the Company and Aurora Platinum Corp., Director & VP Exploration of Southwestern Resources Corp.; (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	2003	nil
JOHN G. PATERSON (5) Vancouver, B.C.	Director	Director of the Company; President, CEO & Director of Southwestern Resources Corp.; President & Director of Superior Diamonds Inc. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (private consulting company).	2002	100,000
MICHAEL D. WINN (3)(4) California, USA	Director	President, Terrasearch Inc. (financial consulting company).	2002	150,000
THOMAS W. BEATTIE West Vancouver, B.C.	Director	Director of the Company and Superior Diamonds Inc.; VP, Corporate Development and Corporate Secretary of Southwestern Resources Corp. and Aurora Platinum Corp.; and Director of Westvista Management Inc. (private consulting company).	2002	132,800
MURRAY A. GORDON (3)(4) (5) North Vancouver, B.C.	Director	Director of the Company and Superior Diamonds Inc. (public mineral company); retired during the period December 2000 to March 2004; prior to December 2000, Vice President, Finance and Chief Financial Officer of Southwestern Resources Corp., Aurora Platinum Corp. and Canabrava Diamond Corporation (mineral exploration companies).	2004	nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at April 1, 2004.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Environmental and Safety Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "Exchange") requires every listed company to annually disclose its approach to corporate governance in a "Statement of Corporate Governance" with reference to the guidelines on corporate governance adopted by the Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the TSX Venture Exchange, the Board of Directors have implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth.

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

Guideline 1 Stewardship of the Corporation

> *The Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and management information systems.*

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Guidelines 2 and 3 Board and Director Independence

A majority of the directors should be "unrelated" directors. The Board should determine on an annual basis whether the Board has a majority of unrelated directors.

The Board is responsible for determining whether or not each director is an unrelated director. To do this, the Board analyses all the relationships of the directors with the Company. The Company carries out this assessment and discloses its analysis and conclusions annually. In analyzing the independence of the Board and whether a majority of its directors is unrelated, the Board examines whether the individual is a member of management, and whether the individual has any interest, or business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

The majority of directors are unrelated to the Company.

The Company does not have a significant shareholder, which is defined as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Board of Directors of the Company consists of six directors. Daniel G. Innes, President and CEO of the Company, is a member of management and thus he is a "related" director. Thomas W. Beattie is an officer of Aurora Platinum Corp. ("Aurora"), a company that holds 38.58% of the Company's shares and provides administrative services to the Company. Mr. Beattie is also a service provider to the Company pursuant to a consulting agreement. The Company has determined that the combined impact of these relationships makes him a related director. John G. Paterson is a senior officer of Southwestern Resources Corp. ("Southwestern"), a company that provides administrative services to the Company. The Company has determined, however, that Mr. Paterson remains free from any interest and any business or other relationship that could materially interfere with his ability to act in the best interests of the Company by reason of his being a senior officer of Southwestern because Southwestern is not a shareholder of the Company. Michael D. Winn is a director of Aurora, however, the Company has concluded that this relationship does not materially interfere with Mr. Winn's ability to act in the best interests of the Company because Aurora is not a significant shareholder of the Company. The remaining two directors, Anthony R. Harvey and Murray A. Gordon, are "unrelated" directors because they are independent of management and free from any interest and any business or other relationship that could materially interfere with their ability to act in the best interests of the Company.

Guideline 4 Committee to nominate and assess Directors

The Board should appoint a committee of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees for the Board and assessing directors on an ongoing basis.

The Board of Directors as a whole determines nominations to the Board. The Board is of the view, because of the minimal turnover of directors, current stage of the Company's development, and relatively small size of the Board, that this process is appropriate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

Guideline 5 Process for assessment

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit, Compensation and Environment and Safety Committees, as well as the contribution and effectiveness of individual directors.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters that may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Guideline 6 Orientation and Education for new Directors

The Company should provide an education and orientation program for new members of the Board of Directors.

The Board has implemented an informal education and orientation program for new members. In particular, the Board ensures that new directors receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director, such as recent annual reports, annual information forms, proxy solicitation materials and various other operating and property reports. Senior management makes regular presentations to the Board on the main areas of the Company's business. In addition, new directors are encouraged to visit and meet with management on a regular basis.

Guideline 7 Size of the Board of Directors

The Board of Directors should evaluate its size to ensure that it facilitates effective decision-making.

The Board reviews its size each year, and has determined that its number of directors provide a diversity of views and experience, while facilitating effective decision-making.

Guideline 8 Directors' Compensation

The Board of Directors should review the compensation of directors to ensure that it reflects the responsibilities and risk involved in being an effective director.

The amount and form of directors' compensation is reviewed every year, to ensure that such compensation realistically reflects the responsibilities and risks of being an effective director of an exploration-stage company with no regular revenues from operations. See the section titled "Statement of Executive Compensation - Compensation of Directors" for further information.

Guideline 9 Board Committees

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Board of Directors has appointed three committees: the Audit Committee, Compensation Committee and Environment and Safety Committee, which are described below. The Company is not required to have an executive committee of the Board of Directors. The Guidelines suggest that committees should generally be composed of outside (non-management) directors, a majority of whom are also unrelated directors. Except for an audit committee, the details of which are addressed under Guideline 13, there are no requirements under the Company's governing corporate legislation regarding committees of the Board.

The Compensation Committee consists of three directors: Murray A. Gordon is the Committee Chairman, Michael D. Winn and Daniel G. Innes. Both Mr. Gordon and Mr. Winn are outside and unrelated directors. The Committee is responsible for the review of the compensation (including stock options) of the senior management of the Company, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section titled "Statement of Executive Compensation-Report on Executive Compensation".

The Environment and Safety Committee consists of: Daniel Innes, Committee Chairman, John Paterson and Murray Gordon. The Committee is responsible for evaluating environmental and safety performance within the Company including that provided by Company contractors; and ensuring that good business practices exist in order that the Company meets or exceeds its legal requirements concerning environmental and safety practices.

Guideline 10 Approach to corporate governance

> *The Board of Directors should assume responsibility for developing the Company's approach to governance issues.*

The Board addresses matters of corporate governance on a continuing basis and has adopted a Board Policy Manual and Code of Business Ethics and Conduct. The Board Policy Manual stresses the duties imposed on management by the Company's governing corporation legislation as well as the common law, namely, the duties to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, provide the best guidelines regarding corporate governance. The Board monitors best practices among major Canadian and American mining and mineral exploration companies to ensure the Company continues to maintain high standards of corporate governance.

Guideline 11 Position Descriptions for the Directors and CEO

> *The Board of Directors, together with the Chief Executive Officer, should develop descriptions of the positions for the Board and the CEO, including the limits on management's responsibilities and the objectives to be met by the CEO.*

The Board has not established position descriptions for Board members and the CEO as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. The Board expects management to review the company's strategies and their implementation in all key areas of the company's activities; carry out a budgeting process and monitor the company's financial performance; and identify opportunities and risks affecting the company's business and find ways of dealing with them.

Guideline 12 Board Independence of Management

> *The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.*

The Chairman of the Board is independent of Management.

In addition, the Board is able to function independently of management because of limitations placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest. Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction that the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's management. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.

Each director discloses conflicts to the Board annually in writing. Where the director does have an interest, the director must abstain from voting on the transaction or be liable to the Company for any profit that he or she realizes from the transaction. If the director does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into, the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability.

Guideline 13 Audit Committee

> *The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to members as to their duties. The duties should include oversight responsibility for management reporting on internal controls. The committee should have direct communication channels with the internal and external auditors.*

The Audit Committee consists of three independent and unrelated directors: Murray A. Gordon, Committee Chairman; Michael C. Winn; and Anthony R. Harvey. The Audit Committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

The US Securities and Exchange Commission (the "SEC") defines an "audit committee financial expert" as a person: (1) with an understanding of generally accepted accounting principles and financial statements; (2) with the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; and (3) with experience in preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities.

Although the Company is not required to comply with SEC policies, the Board has determined that the Chair of the Audit Committee, Murray A. Gordon, Chartered Accountant, qualifies as an audit committee financial expert. The SEC has indicated that the designation of Mr. Gordon as an audit committee financial expert does not make him an 'expert' for any purpose, impose any duties, obligations or liability on Mr. Gordon that are greater than those imposed on members of the Audit Committee and Board members who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial management. The company's external auditors have a direct line of communication with the committee at all times. The external auditors must meet with the committee without management present at least once a year. Management gives the Audit Committee a report assessing the adequacy and effectiveness of the company's disclosure controls and systems of internal control. The committee approves all non-audit work performed by the external auditors.

Guideline 14 Outside Advisers

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the Company's expense, in appropriate circumstances and subject to approval of an appropriate committee of the Board.

The Board has formally established a system that enables an individual director to engage an outside adviser at the Company's expense in appropriate circumstances and subject to approval by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is presented in accordance with the regulations made pursuant to applicable regulatory policies. This table sets out all compensation paid to the Company's Chief Executive Officer, Chief Financial Officer and the Company's four highest paid executive officers other than the Chief Executive Officer, if the compensation paid to each such officer exceeded $100,000 per year, and for the purpose of the *Business Corporations Act* (Yukon Territory) $40,000 including any individual who would have qualified as such an officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

Compensation Summary

The following table discloses the compensation paid by the Company, during the previous three financial years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE - NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-term Compensation [1] [2]		
					Awards		
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options (#) Granted	Restricted Shares or Share Units ($)	All Other Compensation ($)
Daniel G. Innes [4][5]	2003	nil	nil	78,750[6]	125,000	nil	nil
President & CEO	2002	nil	nil	3,000[6]	600,000	nil	nil
	2001	n/a	n/a	n/a	n/a	n/a	n/a
John G. Paterson [3][4]	2003	nil	nil	nil	50,000	nil	nil
Former President & CEO	2002	nil	nil	nil	600,000	nil	nil
	2001	n/a	n/a	n/a	n/a	n/a	n/a
Parkash K. Athwal[7]	2003	nil	nil	nil	50,000	nil	nil
Chief Financial Officer	2002	nil	nil	nil	200,000	nil	nil
	2001	n/a	n/a	n/a	n/a	n/a	n/a
Michael J. Byron	2003	nil	nil	56,650[8]	50,000	nil	nil
VP, Exploration	2002	nil	nil	nil	100,000	nil	nil
	2001	n/a	n/a	n/a	n/a	n/a	n/a

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price

for the Company's securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(3) Mr. Paterson was President and CEO of the Company from December 17, 2002 to January 14, 2003.
(4) Member of the Board of Directors.
(5) Mr. Innes was appointed President and CEO of the Company on January 14, 2003.
(6) Paid to D.G. Innes and Associates Ltd., a private consulting company controlled by Mr. Innes.
(7) Ms. Athwal's services are provided pursuant to a Management Services Agreement between Southwestern Resources Corp. and the Company.
(8) Paid to Byron Geological Inc., a private consulting company controlled by Mr. Byron.

Options and SAR's

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and service providers to the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. The Plan complies with the Exchange's policies.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SAR's") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR [1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Daniel G. Innes	125,000	15.82%	1.05	1.29	August 28, 2008
John G. Paterson	50,000	6.32%	1.05	1.29	August 28, 2008
Parkash K. Athwal	50,000	6.32%	1.05	1.29	August 28, 2008
Michael J. Byron	50,000	6.32%	1.05	1.29	August 28, 2008

(1) No SAR's were granted.
(2) In compliance with the Yukon Act, the high and low trading price of the Company's stock on the TSX Venture Exchange for the 30 days prior to the date of the grant was $1.29 and $0.68, respectively.

The following table discloses the particulars of stock options of the Company, exercised during the last financial year by the Named Executive Officers:

OPTION/SAR EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2003 [2] ($) Exercisable/Unexercisable
Daniel G. Innes	nil	n/a	512,500/212,500	569,500/206,500
John G. Paterson	nil	n/a	475,000/175,000	595,500/191,500
Parkash K. Athwal	nil	n/a	175,000/75,000	191,500/70,500
Michael J. Byron	nil	n/a	100,000/50,000	100,750/40,250

(1) As no SAR's were granted, no SAR's were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Options and SAR Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SAR's.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: Murray A. Gordon, Daniel G. Innes and Michael D. Winn. The Compensation Committee's Report on Executive Compensation, presented to and accepted by the Board of Directors, as follows:

> *In determining the level of remuneration of the executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations the executive compensation, including the compensation of the CEO, could not be tied to the revenues, net income or other traditional measures of the corporate performance of the Company. Therefore, the primary consideration was the committee's determination of what level of remuneration was necessary to retain individuals having the experience and ability of the current executive officers. Some emphasis was also placed on the fact that the executive officers have received stock options from the Company. The Company does not have or grant to executive officers or other employees SAR's, restricted shares, restricted share units and other incentive plans, or long-term compensation programs.*

Compensation of Directors

Commencing in 2004 the Company will pay $6,000 per year, to each of the outside directors (Anthony R. Harvey, Michael D. Winn and Murray A. Gordon). Compensation paid to the other board members is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table". In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time. The Company also entered into a consulting contract with a company controlled by Thomas W. Beattie, a director of the Company, pursuant to which an aggregate of $24,197 was paid during the Company's last fiscal year. None of the contracts provide for any financial payment upon termination or change of control of the Company.

During the financial year ended December 31, 2003 the aggregate direct remuneration paid or payable by the Company to its directors was $102,947.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Yukon Business Corporations Act Disclosure

No directors or officers of the Company, other than those referred to under the section titled "Management and Consulting Contracts", received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1998 with the cumulative total shareholder return of the TSX Venture Exchange Composite Index. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such Index on December 31, 1998. The Company's issued and authorized capital was consolidated on a one new for three old shares basis on June 25, 2002 and for comparison purposes share prices for the years 1998, 1999, 2000 and 2001 are quoted on a post-consolidation basis. In early 2002 the Canadian Venture Exchange merged with the Toronto Stock Exchange to form the TSX Venture Exchange, a part of the TSX Group of Companies.



Company
TSX Venture Composite Index
$800
$700
$600
$500
$400
$300
$200
$100
$0

	Dec.31,1998	Dec.31,1999	Dec.31,2000	Dec.31,2001	Dec.31,2002	Dec.31,2003
Company Index	100.00	129.03	129.03	12.90	102.15	155.91
TSX Venture Composite Index	100.00	589.89	730.40	261.60	271.06	441.96

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT AND CONSULTING CONTRACTS

The Company entered into contracts with two of the Named Executive Officers and one director, or a company controlled by the Named Executive Officer or director, and the compensation paid pursuant to such contracts is listed in the sections titled "Statement of Compensation - Summary Compensation Table" and "Statement of Compensation – Compensation of Directors".

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders. Deloitte & Touche LLP were initially appointed auditors of the Company in 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

CONTINUATION TO BRITISH COLUMBIA AND ADOPTION OF CHARTER DOCUMENTS

The Company presently exists under the *Business Corporations Act* (Yukon Territory) (the "Yukon Act"). Management is seeking shareholder approval to continue (the "Continuation") the Company to British Columbia under the *Business Corporations Act* (British Columbia) (the "BC Act"), which has been recently adopted in British Columbia.

The BC Act replaced the former Company Act (British Columbia) and is designed to provide flexibility and efficiency for British Columbia companies. The BC Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada including the Yukon. Management is of the view that the Company will achieve efficiencies and cost savings by having its registered and records office in British Columbia. If the Continuation is approved, shareholders will also be approving:

1. a new "Notice of Articles", which is substantially the same as the Company's current articles filed under the Yukon Act and which retains the Company's authorized capital of an unlimited number of common shares without par value ; and

2. new articles (the "Articles") under the BC Act which will be substantially similar to its existing by-laws under the Yukon Act, save as described herein.

Upon the Continuation the Yukon Act will cease to apply to the Company and the Company will thereupon become subject to the BC Act, as if it had been originally incorporated as a British Columbia company. The Continuation will not result in any change in the name or business of the Company or its assets, liabilities, net worth or management, or have a material adverse effect on its tax position (other than as may apply to shareholders dissenting to the Continuation Resolution). However, the Continuation will give rise to certain material changes in the corporate laws applicable to the Company. See the section titled "Comparison between B.C. and Yukon Corporate Law". The Continuation is not a reorganization, amalgamation or merger. Shareholders' shareholdings will not be altered by the Continuation (other than with respect to shareholders dissenting to the Continuation Resolution).

The proposed Notice of Articles and Articles, which will govern the affairs of the Company if the Continuation Resolution is approved by shareholders, are available for viewing by request to the Corporate Secretary of the Company at Suite 1650-701 West Georgia Street, Vancouver, B.C. The Management of the Company believes the major changes will be:

1. Certain changes to the Articles and Notice of Articles may now be made by directors'

resolution or ordinary resolution. A description of the changes is provided below;

2. Directors may, by directors' resolution or ordinary resolution, approve a change of name of the Company without the requirement to obtain shareholder approval;

3. Shareholders' meetings may be held by electronic means;

4. The quorum for shareholders' meetings is changed from two shareholders to one shareholder present in person or represented by proxy; and

5. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. By directors' resolution or ordinary resolution, in each case as determined by the directors, to:

   (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

   (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

   (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

   (d) change unissued shares with par value into shares without par value or and vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

   (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

   (f) subdivide all or any of its unissued, or fully paid issued, shares; and

   (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2. If the BC Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Subject to such changes as required by regulatory authorities or recommended by counsel, shareholders will be asked at the Meeting to approve the following Special Resolution:

"RESOLVED, as a special resolution, that:

1. *the Company be authorized to prepare a Continuation Application/Notice of Articles respecting the proposed Continuation of the Company from the Yukon Territory to British Columbia and that any one director or officer be authorized to do all that is required to complete the Continuation to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;*

2. *the Company apply to the Registrar of Corporations (Yukon Territory) to permit such continuation in accordance with section 191 of the Business Corporations Act (Yukon) (the "Yukon Act");*
3. *the Company apply to the Registrar of Companies to permit such continuation in accordance with section 302 of the Business Corporations Act (the "BC Act);*

4. *the Company be authorized to undertake and complete the Continuation from Yukon Territory to the Province of British Columbia, pursuant to Section 191 of the Yukon Act and Section 302 of the BC Act;*

5. *effective on the date of the Continuation, the Company adopt (i) the Notice of Articles, authorizing an unlimited number of common shares without par value, and (ii) Articles substantially in the forms presented at the Meeting in substitution, respectively, for the existing articles and by-laws of the Company;*

6. *notwithstanding the passage of this special resolution by the shareholders of the Company, the board of directors of the Company, in their sole discretion and without further notice to or approval of the shareholders of the Company, may decide not to proceed with the Continuation or otherwise give effect to this special resolution, at any time prior to the Continuation becoming effective; and*

7. *any one or more of the directors and officers of the Company be authorized and directed to determine and complete the content and form of documents, perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including forms under the BC Act, as may be required to give effect to the true intent of this resolution."*

The Continuation and the Notice of Articles shall take effect immediately on the date and time the Notice of Continuation/Notice of Articles is filed with the Registrar of Companies. The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

Comparison Between BC and Yukon Corporate Law

The following is a summary only of certain differences between the BC Act, the statute that will govern the corporate affairs of the Company upon the Continuation, and the Yukon Act, the statute which currently governs the corporate affairs of the Company.

In approving the Continuation, the shareholders will be approving the adoption of a Continuation Application, Notice of Articles and Articles for the Company and will be agreeing to hold securities in a company governed by the BC Act. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuation. In exercising their vote, shareholders should consider the distinctions between the Yukon Act and the BC Act, only some of which are outlined below.

Notwithstanding the alteration of shareholders' rights and obligations under the BC Act and the proposed Continuation Application, Notice of Articles and Articles for the Company, the Company will still be bound by the rules and policies of the TSX Venture Exchange as well as the applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuation.

Charter Documents

Under the BC Act, the charter documents consist of a "Notice of Articles", which sets forth the name of the Company and the amount and type of authorized capital, and "Articles" which govern the management of the Company (collectively, the "Charter Documents"). The Notice of Articles is filed with the Registrar of Companies and the Articles are filed only with the Company's registered and records office.

Under the Yukon Act, the Company has "articles", which set forth the name of the Company and the amount and type of authorized capital, and "bylaws" which govern the management of the Company. The articles are filed with the Registrar of Companies and the bylaws are filed only with the Company's registered and records office.

If shareholders approve the Continuation, the Notice of Articles and the Articles under the BC Act, the Company will have unlimited authorized capital consisting of common shares without par value, which is the same as it has under the Yukon Act. The Continuation to British Columbia and adoption of the new Charter Documents will not result in any substantive changes to the constitution, powers or management of the Company except as previously described.

Amendments to the Charter Documents of the Company

The Yukon Act, which currently governs the Company, requires a two-thirds majority vote to make substantive changes to the Company's charter documents. Any substantive change to the corporate charter of a company under the BC Act, such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a resolution passed by:

(a) the type of resolution specified by the articles (see the section titled "Continuation to British Columbia and Adoption of Charter Documents" for information on the types of resolutions required by the Articles for the Company); or

(b) if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

As the Articles of the Company do not contain such a provision requiring a specific majority, future special resolutions will require a two-thirds vote. The BC Act does allow some capital alterations and alterations to the charter documents to be approved by an ordinary resolution (simple majority) of shareholders or by the directors if the articles so provide. The Company will, subject to shareholder approval at the Meeting, have provisions in its proposed Articles that permit alterations of the Notice of Articles, Articles and share structure in some circumstances by directors' resolution or ordinary resolution as previously described in this Information Circular.

Other fundamental changes pursuant to both Acts, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the Company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Where an amalgamation contains a provision that would entitle a class or series vote under section 178 of the Yukon Act, then such class or series may vote separately as a class or series. Each share of the Company carries the right to vote in respect of the amalgamation whether or not it otherwise carries the right to vote.

Sale of Company's Undertaking

Under the BC Act, the Company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the Company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the Company specify is required for the Company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. As the New Articles do not contain such a provision, a two- thirds majority vote will be required in the event of a sale of the Company's undertaking.

Under the Yukon Act, the approval of the shareholders of a corporation represented at a duly called meeting to which are attached not less than two thirds of the votes entitled to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or series are entitled to vote separately as a class or series. Each share of the corporation carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The BC Act provides that shareholders who dissent to certain actions being taken by the Company may exercise a right of dissent and require the Company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where any court order permits dissent or where the Company proposes:

(a) by resolution to alter the Articles to alter restrictions on the powers of the Company or on the business it is permitted to carry on;

(b) by resolution to adopt an amalgamation agreement;

(c) by resolution to approve an amalgamation into a foreign jurisdiction;

(d) by resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) by resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the Company's undertaking;

(f) by resolution to authorize the continuation of the Company into a jurisdiction other than British Columbia; or

(g) to ask shareholders to approve any other resolution, if dissent is authorized by the resolution.

The Yukon Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BC Act.

Oppression Remedies

Under the BC Act a shareholder of the Company, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:

(a) the affairs of the Company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b) some act of the Company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the Company.

The Yukon Act contains rights that are expressed to be available to a larger class of complainants. Under the Yukon Act, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BC Act, a shareholder or director of the Company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the Company to enforce a right, duty or obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the Yukon Act, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The BC Act provides that one or more shareholders of the Company holding at least 1/20 of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The Yukon Act also provides this right.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be dealt with at and conduct of the general meeting is now governed by securities legislation and is not governed by the BC Act. The Yukon Act has mandatory proxy solicitation requirements for "distributing corporations", which applies to corporations which have made a distribution of its securities to the public and has more than 15 shareholders.

Place of Meetings

Under the BC Act, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(a) the location is provided for in the articles;

(b) the articles do not restrict the Company from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose (in the case of the Company, may be approved by directors' resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c) the location is approved in writing by the Registrar of Companies before the meeting is held.

The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the corporation's articles so provide.

Directors

The BC Act provides that the Company, as a reporting company, must have a minimum of three directors but does not impose any such residency requirements on the directors.

The Yukon Act does not have any such residency requirements, but does require that at least two of the directors not be officers or employees of the corporation or its affiliates.

Rights of Dissent to the Continuation

The shareholders are entitled to the dissent rights set out in Section 193 of the Yukon Act and to be paid the fair value of their common shares or if such shareholder dissents to the Continuation and the Continuation becomes effective. Neither a vote against the Continuation Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the Yukon Act is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Company in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuation Resolution. On the action approved by the Continuation Resolution becoming effective, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her shares in an amount agreed to by the Company and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his or her dissent or the Company may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Continuation is approved, the dissenting shareholder who sent an Objection Notice, or the Company, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Company in favour of the dissenting shareholders and fixing the time by which the Company must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, the Company shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer (the "Offer to Purchase") to pay to the dissenting shareholder, an amount considered by the directors of the Company to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with the Company for the purchase of his or her common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of the Company being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Company for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Company is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities, then the Company shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Company as to the payment to be made for his or her common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Company is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Company within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his or her notice of objection in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his or her full rights as a shareholder, failing which he or she retains his or her status as a claimant against the Company to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Company's registered and records office at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2, or by the Chairman of the Meeting, at or before the Meeting.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his or her common shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

The directors of the Company may elect not to proceed with the transactions contemplated in the Continuation Resolution if any notices of dissent are received.

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C.
April 21, 2004

Susy H. Horna
Corporate Secretary

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, B.C.
April 21, 2004

Daniel G. Innes
President and C.E.O.

Parkash K. Athwal
Chief Financial Officer

82-34769

LAKE SHORE GOLD CORP.

Proxy Solicited by Management of the Company for the Annual and Special Meeting of Shareholders to be held on Thursday June 3, 2004

The undersigned registered shareholder of Lake Shore Gold Corp. (the "Company") hereby appoints **Daniel G. Innes**, or failing him **Thomas W. Beattie**, or instead of either of them, ______________________ as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on **Thursday June 3, 2004** and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

______________ Date

______________________________ Signature of Registered Shareholder

SEE IMPORTANT INFORMATION ON THE REVERSE

Management favours a VOTE FOR items 1, 2, 3 and 4. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Fix the number of directors at six.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

2. Election of six Directors:

Anthony R. Harvey	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Daniel G. Innes	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
John G. Paterson	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Michael D. Winn	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Thomas W. Beattie	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Murray A. Gordon	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**

3. Appointment of Deloitte & Touche LLP as auditors.
   ☐ **VOTE FOR** ☐ **WITHHOLD AUTHORITY**

4. Authorize by special resolution the Continuation of the Company into British Columbia and adoption of new Charter Documents.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

5. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

INFORMATION REGARDING THE PROXY

1. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2. **This form of proxy must be executed by the shareholder** or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, *must accompany* the proxy. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign.

3. **Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon. The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4. **This form of proxy is discretionary** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5. A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company's website (www.lsgold.com) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company's transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company's transfer agent at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

☐ Interim Financial Statements and Management's Discussion and Analysis

☐ Annual Report and Management's Discussion and Analysis

NAME (please print)				
APT.	**STREET NUMBER**	**STREET NAME**		
CITY		**PROVINCE/STATE**		**POSTAL/ZIP CODE**

______________________ ______________________
Signature **Date**

By signing this form I certify that I am a shareholder of Lake Shore Gold Corp.

8234769

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC
British Columbia Securities Commission

RECEIVED
2001 MAY -4 A 9:17

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
SUPERIOR DIAMONDS INC.	DEC 31, 2003	04/03/25

ISSUER ADDRESS
1650-701 W. GEORGIA ST.

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER, BRITISH COLUMBIA V7Y 1C6	(604) 688-5175	(604) 669-2525

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PARKASH ATHWAL	CFO	(604) 669-2525

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
PATHWAL@SWGOLD.COM	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ [signature]	JOHN G. PATERSON	04/03/25
➤ [signature]	THOMAS W. BEATTIE	04/03/25

Superior Diamonds Inc.
Quarterly Report - Form 51-901F
For the year ended December 31, 2003

Schedule B : Supplementary Information

Related Party Transactions for the year ended December 31, 2003

Fees paid on account of consulting and management services provided by directors and officers	$40,986
Amounts paid to Aurora Platinum Corp.(parent company) under terms of an Administrative Services Agreement	$24,000 *
Amounts paid to Southwestern Resources Corp.(a compnay affiliated with parent company) under terms of an Administrative Services Agreement	$48,000 *
Amount due to Aurora Platinum Corp.	$17,929
Amount due to Southwestern Resources Corp	$6,584

* For administrative overhead such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the year ended December 31, 2003

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
March 11, 2003	Exercise of warrants	5,000	$1,250	$0.25	-	Cash
November 17, 2003	Issued pursuant to Business Combination Agreement with Canabrava Diamond Corporation	23,933,960	nil	n/a	-	Common shares
November 17, 2003	2:1 rollback	(24,013,324)	nil	n/a	-	-
December 31, 2003	Private placement	804,018	$603,013	$0.75	85,251	Cash

Share Capital as at December 31, 2003

	Common
Authorized shares	100,000,000
Par value	N.P.V
Shares issued	24,817,342

Warrants issued during the year ended December 31, 2003

Pursuant to the private placment closed on December 31, 2003, the Company issued 402,009 warrants at $0.90 which expire on December 30, 2004. In addition, the Company issued 80,402 broker warrants at $0.75 expiring on Decmeber 30, 2004.

Pursuant to the Business Combination Agreement with Canabrava Diamond Corporation entered into on November 17, 2003, the Company assumed the following obligations relating to the outstanding warrants of Canabrava Diamond Coproration:

Number	Price	Expiry
600,000	$1.50	December 27, 2004
275,000	$1.50	December 28, 2004
81,000	$1.50	December 29, 2004
145,000	$2.50	February 20, 2004
215,000	$1.50	February 20, 2004
137,500	$3.75	March 4, 2004
140,625	$1.20	April 8, 2004

Warrants outstanding at December 31, 2003

Number	Exercise Price	Expiry Date
472,500	$0.50	August 29, 2004
1,000,000	$1.00	August 29, 2004
357,143	$1.20	December 31, 2004
71,428	$0.80	December 31, 2004
600,000	$1.50	December 27, 2004
275,200	$1.50	December 28, 2004
81,000	$1.50	December 29, 2004
145,000	$2.50	February 20, 2004
215,000	$1.50	February 20, 2004
137,500	$3.75	March 4, 2004
140,625	$1.20	April 8, 2004
402,009	$0.90	December 30, 2004
80,402	$0.75	December 30, 2004

Stock options granted during the year ended December 31, 2003

Date	Optionee	Number	Price	Expiry
May 13, 2003	Consultant	100,000	$0.20	May 12, 2008
December 3, 2003	J. Paterson	300,000	$0.72	December 3, 2008
December 3, 2003	T. Beattie	150,000	$0.72	December 3, 2008
December 3, 2003	W. Livingstone	125,000	$0.72	December 3, 2008
December 3, 2003	M. Winn	100,000	$0.72	December 3, 2008
December 3, 2003	P. Athwal	150,000	$0.72	December 3, 2008
December 3, 2003	S. Horna	50,000	$0.72	December 3, 2008
December 3, 2003	Consultants	1,060,000	$0.72	December 3, 2008
December 3, 2003	A. Moon	200,000	$0.72	December 3, 2008
December 3, 2003	Employees	560,000	$0.72	December 3, 2008

Options Outstanding as at December 31, 2003

Number	Exercise Price	Expiry
1,470,000	$0.50	August 28, 2007
15,000	$0.80	September 1, 2007
50,000	$0.40	May 12, 2008
2,695,000	$0.72	December 3, 2008
4,230,000		

Consolidated Statement of Office Expense

	For the year ended December 31, 2003
Education/Conference	$11,729
Supplies and services	5,401
Telephone, fax, postage	1,976
Bank charges	1,037
Foreign exchange	5,231
Salary and benefits	708
Capital tax	1,600
	$27,682

Directors and Officers of Superior Diamonds Inc.

John G. Paterson	Director, President and CEO	Vancouver, B.C.
Alan C. Moon	Director	Calgary, Alberta
Murray A. Gordon	Director	North Vancouver, B.C.
K. Wayne Livingstone	Director	Surrey, BC
Thomas W. Beattie	Director	West Vancouver, BC
Parkash K. Athwal	CFO	Ladner, B.C.
Susy Horna	Secretary	Surrey, B.C.

Schedule C : Management's Discussion (see attachment)

82-34769

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

REQUEST FOR FINANCIAL INFORMATION

Rather than receiving financial statements by mail, shareholders may choose to access them at the Company's website (www.superiordiamonds.ca) or through a database search at the System for Document Analysis and Retrieval (www.sedar.com). Under securities regulations, shareholders may elect annually to receive financial statements by mail by registering online with the Company's transfer agent at www.computershare.com/ca/mailinglist or by completing and returning this letter to the Company's transfer agent at:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Computershare will use the information collected solely for the mailing of such financial statements. You may view their Privacy Code online or by requesting that they mail you a copy.

Please place my name on your financial statements mailing list to receive the following statements:

☐ Interim Financial Statements and Management's Discussion and Analysis

☐ Annual Report and Management's Discussion and Analysis

NAME (please print)		
APT.	***STREET NUMBER***	***STREET NAME***
CITY	**PROVINCE/STATE**	**POSTAL/ZIP CODE**

Signature ____________________ **Date** ____________________

By signing this form I certify that I am a shareholder of Superior Diamonds Inc.